United States Steel Corporation
600 Grant Street
Pittsburgh, Pennsylvania 15219
March 27, 2009
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Re:	United States Steel Corporation File No. 333-108131 Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-3
Ladies and Gentlemen:
On March 9, 2009, United States Steel Corporation, a Delaware corporation (the “Company”), filed a Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to a Registration Statement on Form S-3 (File No. 333-108131) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”).
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the Commission consent to the withdrawal of the Post-Effective Amendment. No shares have been distributed, issued or sold pursuant to the Registration Statement. The Company is filing concurrently a request for withdrawal of the Registration Statement.
No shares have been distributed, issued or sold pursuant to the Post-Effective Amendment.
The Company respectfully requests that the Commission issue an order granting the withdrawal of the Post-Effective Amendment as soon as possible. If you should have any questions or comments regarding this request, please contact me at (412) 433-2877 or Bruce Lammel at (412) 433-2967.
Very truly yours,
UNITED STATES STEEL CORPORATION

By:	/s/ Robert M. Stanton

Name:	Robert M. Stanton
Title:	Assistant General Counsel and Assistant Secretary